UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Growth Capital Master Portfolio, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3801 PGA Blvd., Suite 555
Palm Beach Gardens, FL 33410

Telephone Number (including area code):

(561) 746-8444

Name and address of agent for service of process:

Ginny R. Neal
c/o GenSpring Family Offices, LLC
3801 PGA Blvd., Suite 555
Palm Beach Gardens, FL 33410

Copy to:

Jane A. Kanter
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [x]    NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Palm Beach Gardens and state of Florida on the 29 day of May, 2009.

Growth Capital Master Portfolio, LLC

/s/ Ginny R. Neal
By: Ginny R. Neal
Title: Chief Executive Officer and President

Attest:

/s/ Kristen Gatto-Lakin
Name: Kristen Gatto-Lakin
Title: Director of Client Operations